UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Unifi, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

904677101
(CUSIP Number)

November 25, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 904677101	Page 2 of 8 Pages

SCHEDULE 13G

1		Name of Reporting Person Kenneth G. Langone
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3		S.E.C. Use Only
4		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,487,900
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,487,900
	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 1,487,900
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11		Percent of Class Represented by Amount in Row 9 2.40%
12		Type of Reporting Person IN

CUSIP No. 904677101	Page 3 of 8 Pages

SCHEDULE 13G

1		Name of Reporting Person Invemed Associates, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3		S.E.C. Use Only
4		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 270,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 270,000
	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 270,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11		Percent of Class Represented by Amount in Row 9 0.44%
12		Type of Reporting Person BD

CUSIP No. 904677101	Page 4 of 8 Pages

SCHEDULE 13G

1		Name of Reporting Person Invemed Catalyst Fund, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3		S.E.C. Use Only
4		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11		Percent of Class Represented by Amount in Row 99 0%
12		Type of Reporting Person PN

CUSIP No. 904677101	Page 5 of 8 Pages

SCHEDULE 13G

Item 1.	(a)	The name of the Issuer is Unifi, Inc.

	(b)	The Issuer’s principal executive offices are located at 7201 W. Friendly Ave., Greensboro, NC 27410-6237.

Item 2.	(a)	Name of Person Filing

Kenneth G. Langone (“Langone”), Invemed Associates, LLC, a Delaware limited liability company (“Associates”) and Invemed Catalyst Fund, L.P., a Delaware limited partnership (“Catalyst”) are sometimes hereinafter collectively referred to as the “Reporting Persons.”

The Reporting Persons are making this joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

	(b)	Address of Principal Business Office, or, if none, Residence: The principal office of the Reporting Persons is: 375 Park Avenue, Suite 2205 New York, New York 10152

	(c)	Citizenship: Langone is a citizen of the United States of America. Associates is a Delaware limited liability company. Catalyst is a Delaware limited partnership.

	(d)	Title of Class of Securities: Common Stock, par value $0.10 per share (“Common Stock”)

	(e)	CUSIP Number: 904677101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c) check whether the person filing is:

Not applicable.

Item 4.	Ownership.

The information in items 1 and 5 through 11 on the cover pages (pp. 2–4) on this Schedule 13G is hereby incorporated by reference.

CUSIP No. 904677101	Page 6 of 8 Pages

SCHEDULE 13G

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [ X ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 904677101	Page 7 of 8 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 30, 2009

/s/ Kenneth G. Langone
Kenneth G. Langone

INVEMED ASSOCIATES, LLC
By:	/s/ John Baran
Name: John Baran Title: Chief Financial Officer

INVEMED CATALYST FUND, L.P.

By:	Invemed Catalyst GenPar, LLC its general partner

By:	Gladwyne Catalyst GenPar, LLC its managing member

By:	/s/ Suzanne Present
Name: Suzanne Present Title: Member

CUSIP No. 904677101	Page 8 of 8 Pages

SCHEDULE 13D

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).